Bradley Ecker

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SCHWEITZER-MAUDUIT INTERNATIONAL, INC.

Registration Statement on Form S-4

File No. 333-264676

Request for Effectiveness

Dear Mr. Ecker:

Reference is made to the Registration Statement on Form S-4 (File No. 333-264676) filed by Schweitzer-Mauduit International, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”) on May 4, 2022, as amended on May 18, 2022 (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 9:00 a.m., Eastern Time, on May 20, 2022, or as soon as possible thereafter, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended.

Please contact Robert Leclerc of King & Spalding LLP at (404) 572-2781 or rleclerc@kslaw.com with any questions you may have concerning this letter, or if you require any additional information. Please notify Mr. Leclerc when this request for acceleration of effectiveness of the Registration Statement has been granted.

Very truly yours, SCHWEITZER-MAUDUIT INTERNATIONAL INC

By:	/s/ Ricardo Nuñez
Name: Ricardo Nuñez
Title: General Counsel

cc:	Robert Leclerc, King & Spalding LLP